UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 18, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MSCI, Inc.

File No. 1-33812 - CF#35964

MSCI, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 26, 2018.

Based on representations by MSCI, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.154	through March 18, 2030
Exhibit 10.155	through March 18, 2030
Exhibit 10.156	through March 18, 2030
Exhibit 10.157	through March 18, 2030
Exhibit 10.159	through March 18, 2030
Exhibit 10.160	through March 18, 2030
Exhibit 10.161	through March 18, 2030
Exhibit 10.163	through March 18, 2030

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary